

May 4, 2021

Daniel Schneeberger, M.D.
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1415 Ranch Road 620 South, Suite 201
Lakeway, TX 78734

> **Re: Anebulo Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2021**
> **File No. 333-254979**

Dear Dr. Schneeberger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

Amendment No.1 to Registration Statement on Form S-1, Filed April 26, 2021

Capitalization, page 49

1. Please revise your capitalization table to address the following comments:

    - Please update the number of shares of common stock issued and outstanding actual, pro forma and pro forma, as adjusted in the table to give effect of the forward stock split, as well as the conversion of your series A preferred stock and the exercise of your milestone warrants, so investors have a complete picture of your outstanding shares and their impact.
    - Please include the conversion of your series A preferred stock and the exercise of your milestone warrants as part of your pro forma balances, to give effect of your

      existing shareholders, such that the pro forma, as adjusted, would reflect the new shareholder proceeds upon the closing of this offering.

<u>Financial Statements</u>
<u>Note 12d. Subsequent Events, page F-15</u>

2.   You state on pages F-15 and F-26 that the Company approved a 6-for-1 forward stock split contingent upon the successful completion of the Company's IPO, whereas on pages 9, 12 and 92 you state that the forward stock split will occur prior to the effectiveness of your offering. Please revise throughout the filing for consistency. In addition, if the forward split will occur prior to or upon effectiveness, please revise your annual and interim financial statements and financial data throughout the filing to give retroactive effect of the forward stock split in accordance with ASC 505-10-S99-4.

      You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences

cc: Spencer G. Feldman, Esq.